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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-218

8-00218

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **7/1/11** (mm/dd/yy) AND ENDING **6/30/12** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Protected Investors of America**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

235 Montgomery Street, Suite 1050
(No. and Street)

San Francisco	**California**	**94104**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Leonard J. Stecklow **415-869-5954**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United State or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

9-12

OATH OR AFFIRMATION

I, **Leonard J. Stecklow**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Protected Investors of America**, as of **June 30, 2012**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

President & CEO
Title

See attached
Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 28th day of August, 2012 by LEONARD J. STECKLOW, proved to me on the basis of satisfactory evidence to be the person who appeared before me.

Signature _______________



MARY KLESTOFF
Commission # 1948647
Notary Public - California
San Francisco County
My Comm. Expires Sep 15, 2015

Protected Investors of America

Annual Audit Report

June 30, 2012

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Protected Investors of America

Annual Audit Report

June 30, 2012

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Protected Investors of America

June 30, 2012

Table of Contents

Independent Auditor's Report 1

Statement of Financial Condition 2

Statement of Income 3

Statement of Changes in Stockholders' Equity 4

Statement of Cash Flows 5

Notes to the Financial Statements 6

Supplemental Information

Schedule I:

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Reconciliation with Company's Net Capital Computation 12

Schedule II:

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission 13

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3 14

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation 16

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

To the Board of Directors
Protected Investors of America
San Francisco, California

We have audited the accompanying statement of financial condition of Protected Investors of America, (the "Company") as of June 30, 2012, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Protected Investors of America as of June 30, 2012, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.



August 21, 2012

Protected Investors of America

Statement of Financial Condition

June 30, 2012

Assets	
Cash and cash equivalents	$ 619,617
Deposits with clearing brokers	125,000
Securities owned, marketable	98,118
Commissions and advisory fees receivable	978,892
Due from advisors	37,211
Other receivables	9,209
Deferred tax assets	53,963
Prepaid expenses	93,796
Prepaid taxes	106,164
Furniture and equipment, net of $227,534 accumulated depreciation	20,266
Total Assets	$ 2,142,236

Liabilities and Stockholders' Equity	
Accounts payable and accrued expenses	$ 37,901
Commissions and advisory fees payable	814,544
Accrued compensation and benefits	84,906
Deferred rent expense	11,423
Total Liabilities	948,774
Stockholders' Equity	
Common stock - no par value; 400,000 shares authorized; 159,579 issued and outstanding	670,021
Retained earnings	523,441
Total Stockholders' Equity	1,193,462
Total Liabilities and Stockholders' Equity	$ 2,142,236

See independent auditor's report and accompanying notes.

Protected Investors of America

Statement of Income

For the Year Ended June 30, 2012

Revenue		
Commissions and related fees	$	3,544,433
Investment advisory fees		2,731,514
Interest and other income		225,236
Total Revenue		6,501,183
Expenses		
Commissions and advisory fees		4,910,942
Compensation and benefits		855,037
Clearing fees		132,337
Rent		69,592
Communications		58,254
Professional fees		38,875
Regulatory fees		34,111
Depreciation		5,588
Bad debt expense		2,292
Other operating expenses		208,708
Total Expenses		6,315,736
Income Before Income Taxes		185,447
Income tax provision		56,699
Net Income	$	128,748

See independent auditor's report and accompanying notes.

Protected Investors of America

Statement of Changes in Stockholders' Equity

For the year ended June 30, 2012

	Common Stock	Retained Earnings	Total
June 30, 2011	$ 627,680	$ 394,693	$ 1,022,373
7,748 shares issued	51,679	-	51,679
1,400 shares redeemed	(9,338)	-	(9,338)
Net income	-	128,748	128,748
June 30, 2012	$ 670,021	$ 523,441	$ 1,193,462

See independent auditor's report and accompanying notes.

Protected Investors of America

Statement of Cash Flows

For the Year Ended June 30, 2012

Cash Flows from Operating Activities		
Net income	$	128,748
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		5,588
Stock compensation		25,479
Unrealized loss on securities		5,657
Bad debt expense		2,292
Deferred rent expense		(2,992)
Deferred taxes		(5,984)
(Increase) decrease in:		
Deposits with clearing brokers		(25,000)
Commissions and advisory fees receivable		88,935
Due from advisors		(16,439)
Other receivables		(9,209)
Prepaid expenses		(12,320)
Prepaid taxes		(106,164)
Increase (decrease) in:		
Accounts payable and accrued expenses		8,215
Commisions and advisory fees payable		(82,783)
Accrued compensation and benefits		21,930
Income taxes payable		(91,526)
Net Cash Used by Operating Activities		(65,573)
Cash Flows from Financing Activities		
Redemption of stock		(9,338)
Purchase of stock		26,200
Net Cash Provided by Financing Activities		16,862
Net Decrease in Cash and Cash Equivalents		(48,711)
Cash and cash equivalents at beginning of year		668,328
Cash and Cash Equivalents at End of Year	$	619,617
Supplemental Data:		
Income taxes paid	$	260,373
Non-cash Investing and Financing Transactions		
Issuance of common stock in exchange for services	$	25,479

See independent auditor's report and accompanying notes.

Protected Investors of America

Notes to the Financial Statements

June 30, 2012

1. Organization

Protected Investors of America (the "Company") was formed as a California corporation on November 3, 1934. The Company is a licensed securities broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company also provides advisory services and engages in the sale and management of marketable securities, mutual funds, insurance and other investment products, primarily in Northern California.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Securities Owned
Securities owned are stated at market values. Securities not readily marketable include securities for which there is no market on a securities exchange or an independent publicly quoted market, and securities which cannot be offered or sold because of restriction on the transfer of the security are carried at estimated fair value as determined by management.

Accounts Receivable
The Company reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely.

Furniture and Equipment
Furniture and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets ranging from three to fifteen years.

Commissions and Related Fees
In accordance with industry practice, securities transactions and related commission revenues and expense are recorded on a trade date basis as the transaction occurs. The Company has entered into a contract with First Clearing, LLC ("FCC") who has agreed to act as originating broker on a fully disclosed basis for substantially all of the Company's dealings with customers' securities accounts. Accordingly, the Company has no direct receivables or payables to customers or brokers as a result of securities transactions. The Company does have receivables and payables from and to brokers as a result of sales commissions earned on mutual funds, advisory fees and other investment programs.

Investment Advisory Fees
Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

2. Significant Accounting Policies (Continued)

Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes

Deferred income taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are recorded at the statutory rate expected to be in effect when the taxes are paid.

3. Deposits with Clearing Organizations

The Company's clearing organization, FCC, requires that they maintain at least $100,000 in deposits and a minimum net capital of $100,000. During 2012, the Company entered into a fully disclosed clearing agreement with National Financial Services LLC ("NFS"), which requires at least $75,000 in deposits and a minimum net capital of $150,000 when all accounts are converted to NFS as defined in the agreement. At June 30, 2012, the company maintained a $25,000 deposit with NFS.

4. Furniture and Equipment

Furniture and equipment consist of the following:

Computers and equipment	$ 170,142
Furniture	24,395
Improvements	53,263
Total cost	247,800
Total accumulated depreciation	(227,534)
Net furniture and equipment	$ 20,266

5. Postretirement Plan

The Company maintains a salary deferral and profit sharing plan consistent with provisions under section 401(k) of the Internal Revenue Tax Code. Under this plan employees may make an elective deferral to reduce their taxable gross wages. The Company elected to contribute $16,261 in 2012 to the 401(k) Plan to supplement employee contributions. This amount is included in compensation on the accompanying statement of income.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $50,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At June 30, 2012, the Company's net capital was $779,418 which exceeded the requirement by $716,166.

7. Securities Owned, Marketable

Marketable securities owned consist of equity securities and are stated at fair market value with related changes in unrealized appreciation or depreciation reflected in trading profit.

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). At June 30, 2012, marketable securities owned measured at fair value on a recurring basis were level 1 assets of $98,118.

8. Lease Commitments

The company has a non-cancellable operating lease for office space which expires in 2016. Future minimum aggregate annual payments under the leases are as follows:

2013	$ 102,709
2014	106,333
2015	109,958
2016	74,917
Total	$ 393,917

9. Related Parties

A shareholder of the Company is a member of North Berkeley Investment Partners, LLC ("NBIP"). The Company receives investment advisory fees from NBIP. During the year, the Company received $89,608 of such fees. At June 30, 2012 $20,000 was receivable from NBIP, which is included as a component of commissions receivable on the accompanying statement of financial condition.

10. Stock Compensation

The Company awards stock at fair value to employees, advisors and the Board of Directors based on certain criteria. Management determines the fair value share price based on the total equity of the last fiscal year.

For the year ended June 30, 2012, stock awards were as follows:

- The Board of Directors was awarded 1600 shares for attending board meetings, and $10,672 is included in board of directors' fees as a component of other operating expenses on the accompanying statement of income.
- A one-time award of 1570 shares was given to various employees, and $10,471 is included in compensation and benefits on the accompanying statement of income.
- 650 shares were awarded for length of service and performance, and $4,336 is included in compensation and benefits on the accompanying statement of income.
- The Company agreed to compensate the President with 1000 shares of Company stock for each of his first three years of service. During the year ended June 30, 2012, 1000 shares were issued to the President. The final 1000 shares are expected to be issued on November 1, 2012.

Protected Investors of America

Notes to the Financial Statements

June 30, 2012

11. Income Taxes

The income tax expense (benefit) for the year ended June 30, 2012 consisted of:

	2012
Current:	
Federal	$ 33,536
State	29,147
Total current	$ 62,683
Deferred:	
Federal	$ 7,198
State	(13,182)
Total deferred	(5,984)
Income tax provision	$ 56,699

Significant components of the Company's deferred tax balances as of June 30, 2012 are as follows:

	2012
Deferred income tax assets:	
State net operating loss carryforward	$ 26,242
Accrued benefits	16,920
Deferred rent	4,844
Depreciation	5,957
Total deferred income tax assets	$ 53,963
Valuation allowance	-
Net deferred income tax assets	$ 53,963

The realizations of deferred tax assets resulting from the temporary differences noted above are dependent upon the generation of sufficient taxable income in future years. At June 30, 2012, management anticipates that it is more likely than not the Company will generate sufficient taxable income in future periods to utilize all deferred tax assets, and therefore, the valuation allowance is $0.

At June 30, 2012, the Company's California net operating loss carryforward was $296,860 and is set to expire in tax year 2021.

Temporary differences and their related tax effects shown above are based upon current estimates and assumptions and could vary significantly from actual amounts reported on tax returns subsequently filed. Accordingly, the Company may adjust the temporary differences as reported above when their tax returns are ultimately filed.

The Company files income tax returns in the U.S. federal and California jurisdictions. The Company is no longer subject to federal or California tax examinations by tax authorities for years before 2008 and 2007, respectively.

12. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

13. Subsequent Events

The Company has evaluated subsequent events through August 21, 2012, the date which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

Protected Investors of America
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of June 30, 2012

Net Capital		
Total stockholders' equity	$	1,193,462
Less: Non-allowable assets		
Commissions and advisory fees receivable		79,561
Due from advisors		37,211
Other receivables		9,209
Deferred tax assets		53,963
Prepaid expenses		93,796
Prepaid taxes		106,164
Furniture and equipment, net		20,266
Total non-allowable assets		400,170
Net capital before haircuts		793,292
Less: haircuts on securities		13,874
Net Capital		779,418
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $948,774 or $50,000, whichever is greater		63,252
Excess Net Capital	$	716,166

Reconciliation with Company's Net Capital Computation (Included in Part II of Form X-17A-5 as of June 30, 2012)

Net Capital, as reported in Company's Part II of Form X-17A-5 as of June 30, 2012	$	815,231
Decrease in stockholders' equity		(15,356)
Increase in non-allowable assets		(16,360)
Increase in haircuts		(4,097)
Net Capital Per Above Computation	$	779,418

See independent auditor's report and accompanying notes.

Protected Investors of America
Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended June 30, 2012

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commissions

For the Year Ended June 30, 2012

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii).

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Board of Directors
Protected Investors of America
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedules of Protected Investors of America (the "Company"), as of and for the year ended June 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



August 21, 2012

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
Protected Investors of America
San Francisco, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended June 30, 2012, which were agreed to by Protected Investors of America (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



August 21, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 6/30/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 8416.47

   B. Less payment made with SIPC-6 filed (**exclude interest**) (4124.34)

   ______ Date Paid

   C. Less prior overpayment applied (—)

   D. Assessment balance due or (overpayment) —

   E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

   F. Total assessment balance and interest due (or overpayment carried forward) $ 4292.13

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 4292.13

   H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Protected
(Name of Corporation, Partnership or other organization)

Sanya
(Authorized Signature)

CCO
(Title)

Dated the 27 day of Aug, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 7/1/2011 and ending 6/30/2012

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 6,501,183

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. —

(2) Net loss from principal transactions in securities in trading accounts. —

(3) Net loss from principal transactions in commodities in trading accounts. —

(4) Interest and dividend expense deducted in determining item 2a. —

(5) Net loss from management of or participation in the underwriting or distribution of securities. —

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. —

(7) Net loss from securities in investment accounts. 514

Total additions 514

(2603) + 4388 - 2255 = (1069)

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 3032,327

(2) Revenues from commodity transactions. —

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 98,837

(4) Reimbursements for postage in connection with proxy solicitation. —

(5) Net gain from securities in investment accounts. —

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. —

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). —

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): —

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 3946

not on focus anywhere

Enter the greater of line (i) or (ii) 3946

Total deductions 3,135,110

2d. SIPC Net Operating Revenues $ 3366587

2e. General Assessment @ .0025 $ 8416.47

(to page 1, line 2.A.)